Law Offices of Thomas E. Puzzo, PLLC
3823 44th Ave. NE
Seattle, Washington 98105
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

July 31, 2013

VIA EDGAR

Amanda Ravitz
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:          Terra Tech Corp. (the “Company”)
Amendment No. 4 to Registration Statement on Form S-1
Filed July 30, 2013
File No. 333-188477

Dear Ms. Ravtiz:

We respectfully hereby submit the information in this letter, on behalf of our client, Terra Tech Corp., in response to the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 19, 2013. Amendment No. 4 to the Company’s referenced Form S-1 was filed with the Commission via EDGAR on July 31, 2013.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment. References to page numbers are made to the redlined Amendment No. 1 to the Form S-1.

1. We note your response to prior comment 2; however, the Commission has interpreted the phrase “offer to sell” in Section 5(c) of the Securities Act of 1933 to include “the publication of information and statements … made in advance of a proposed financing, which have the effect of . . . arousing public interest in the issuer or its securities.” See Securities Act Release No. 5180 (Aug. 16, 1971). As such, because the statements referenced in our prior comment could have such effect and therefor constitute “offers,” please provide additional analysis, including references to relevant statutes, rules or interpretations, explaining why you believe that the statements did not constitute a violation of Section 5.

Alternatively, revise your disclosure to discuss the risks and impacts to you of a possible violation of Section 5.

Company response: The release of the Company’s press release and the interview of Derek Peterson, the Company’s President and Chief Executive Officer, did not constitute a violation of Section 5 Securities Act of 1933, as amended (the “Securities Act”).  The Company simply disclosed factual information about the Company required to be disclosed in a Form 8-K, namely the Company’s retail distribution agreement and business arrangement with Edible Gardens.  To not disclose such information would have amounted to a material omission of fact and violated the Company’s reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Additionally, the information is of a materiality which requires disclosure in the Company’s Form S-1, and to not disclose such information would amount to a material omission of fact.  Therefore, the information is required to be disclosed under both the Securities Act and the Exchange Act.

Furthermore, the release of the Company’s press release and the interview of Derek Peterson are eligible for safe harbor treatment under Securities Act Rule 168, which provides a safe harbor from the gun jumping provisions of the Securities Act for certain corporate communications by reporting issuers.  The Company is a development-stage company in the incipient stages of its existence and was making what is a factual and routine corporate communication for an issuer in its stage of development, i.e., the acquisition of a business to expand operations.  Under this safe harbor, factual information about the issuer, its business or financial developments, or other aspects of its business may be released by an issuer during the pre-filing and waiting periods provided that such information is intended for use by persons other than in their capacities as investors or potential investors.

In order to avail itself of the Rule 168 safe harbor, an issuer must have (i) previously released or disseminated similar information in its ordinary course of business, (ii) the timing, manner and form of the release must be materially consistent with past practices, and (iii) the information must be released by persons who have historically released such information and for intended use by persons in a capacity other than investors.  The Company has previously and steadily released information about its operations, and Derek Peterson, the Company’s President and Chief Executive Officer, has been regularly interviewed by large media organizations since the Company’s formation. The timing, manner and form of the release of information has materially consistent with past practices, that is, promptly after the information has come into existence to inform investors about the status of its operations.  The information was released by Derek Peterson, who has historically released such information and for intended use by persons in a capacity other than investors.  Therefore, the release of the Company’s information satisfies the criteria of Rule 168.

The Rule 168 safe harbor does not apply to a communication that also includes information about a registered offering or a communication that is disseminated as part of the offering activities for a registered offering.   No information about the current offering of Form S-1 (for the registration of securities sold privately, and the securities being sold to pursuant to a Common Stock Purchase Agreement by and between an accredited investor and the Company) was even referenced in the press release or mentioned by Derek Peterson in his interview.  Indeed, the purpose of the Company’s Form S-1 is simply to register securities underlying debentures already sold in a private placement to accredited investors and to register securities under the Common Stock Purchase Agreement so that the Company can put securities to garner funds under the agreement.  Since the Company is not making an offering to the public in the S-1 and the purpose behind the filing of the Form S-1 is not for the Company to sell securities to the public, save the sole accredited investor party to the Common Stock Purchase Agreement, the Company has absolutely no reason why it would have an interest in making communications about the offering on the Form S-1.

Additionally, Rule 168 is not available to registered investment companies or business development companies, and the Company is neither an investment company nor a business development company.

The release of the Company’s press release and the interview of Derek Peterson also achieve the overarching purpose of the Securities Act and the Exchange Act – full and fair disclosure.  The securities laws have as their goal the encouragement of the release of information. The Commission has even developed a safe harbor for the release of forward-looking information for the purpose of encouraging issuers for more frequently make voluntary disclosures, particularly of internally generated predictions, appraisal and forecasts.  Akin to this policy, the Management Discussion and Analysis section of the Form S-1 is designed to elicit more information from management concerning the company’s future prospects and challenges and to disclose management’s view of the issuer.  Therefore, the release of the Company’s press release and the interview of Derek Peterson achieve these Commission goals and policies, and the Company has not violated Section 5 of the Securities Act.

Registration Statement Fee Table

2. We note that you have approximately 86 million shares outstanding and that you are registering approximately 30 million shares for resale under the Purchase Agreement which appears to be more than 1/3 of the number of the company’s shares of common stock held by non-affiliates. Please note in this regard, that we view the registration of more than 1/3 of the number of the issuer’s outstanding shares held by non-affiliates as a primary offering that can only proceed on an at-the-market basis under Securities Act Rule 415(a)(4) if the issuer is eligible to conduct a primary offering on Form S-3. Please advise or revise your filing as appropriate.

Company response: Based on a float of 72,398,917, the Company has revised the Form S-1 to register a total of 23,891,642 shares of common stock. Please see pages ii, 1, 9, 22, 25, 51 and the legal opinion at Exhibit 5.1 for changes reflecting the reduced number of shares of common stock being registered.

Prospectus Summary

Recent Developments, page 3

3. We note that your disclosure in the second to last paragraph on page 6 does not indicate that your purpose for the Washington expansion was to expand into the medical cannabis market as you indicated in your press release issued May 2, 2013; if true, please expand your disclosure to include this business purpose.

Company response: The Company has expanded its disclosure on page 6 to include the purpose of expanding into the medical cannabis market.

4. We see your disclosure in the last paragraph on page 6 that you “completed the acquisition of 5 acres of greenhouse structure.” Please revise your disclosure to clarify whether you own or lease the underlying land and to clarify whether you own or lease the greenhouse structure.

Company response: The Company has revised its disclosure on page 6 in compliance with this comment.

5. Please fill in the blanks on page 6.

Company response: The Company has filled in the blanks on page 6.

The Offering – Common Stock Outstanding Before the Offering, page 9

6. Please revise to indicate the actual number of common shares outstanding as of the most recent practicable date.

Company response: The Company has complied with comment. Please see page 9.

The Offering – Common Stock to be Outstanding After the Offering assuming all of the Securities are Resold, page 9

7. Please revise to indicate that this number assumes the conversion and exercise of all of your currently outstanding preferred stock, warrants and debentures, etc. into shares of your common stock.

Company response: The Company has complied with comment. Please see page 9.

Security Ownership of Certain Beneficial Owners and Management, page 47

8. Please revise your table to present all beneficial ownership information in accordance with Regulation S-K Item 403 and Exchange Act Rule 13d-3. Include any explanatory footnote disclosure as appropriate.

Company response: The Company has complied with comment. Please see page 47.

9. We see from your response to prior comment 9 that Ms. Almsteier owns 5,750,000 shares of Series B Preferred Stock which are convertible into 30,959,872 shares of common stock. We note from footnote (3) to the beneficial ownership table that you disclose that Ms. Almsteier’s Series B Preferred Stock are convertible into 30,954,872 shares of common stock. Please reconcile your response to prior comment 9 with your disclosure in footnote (3).

Company response: The Company has complied with comment. Please see page 48.

10. We note your response to prior comment 10 that the company redeemed 500,000 shares of common stock from Ms. Almsteier. However, given that the term “Redemption Shares” is defined in the Stock Redemption Agreement, filed as Exhibit 10.3 to your Form 8-K, as 11,700,000 shares of common stock it is not clear from that agreement how you redeemed 500,000 shares of common stock from Ms. Almsteier. Please advise.

Company response: The Stock Redemption Agreement has a typographical error and the amount redeemed from Ms. Almsteier is 500,000 shares of common stock, as disclosed in the Form 8-K. The Company will promptly amend the Form 8-K to disclose and correct the mutual mistake between the parties.

Financial Statements

Interim Financial Statements, page F-21

Note 15. Subsequent Events, page F-36

11. We note your response to prior comment 12 and the Amendment No. 1 to Form 8-K filed on July 9, 2013 that includes Edible Garden Corporation’s audited financial statements. Please amend the Form S-1 to include the Edible Garden financial statements within the registration statement in accordance with Rule 8-04(c)(4) of Regulation S-X or otherwise tell us why you do not believe such financial statements are required.

Company response: The Company has attached the Edible Garden financial statements as Exhibit 99.1.

12. Further to the above, it appears that the purchase price significantly exceeds the assets of the target company (Edible Gardens). Please provide us with your preliminary allocation of the purchase price to the net assets of Edible Gardens, including a summary of any identifiable assets you plan to record, the basis for recording any such identifiable assets, the useful lives of the assets and the valuation methodology used to determine the value of those assets.

Company response: On April 24, 2013, the shareholders of the Company entered into a definitive agreement pursuant to which its shareholders exchanged common stock of Edible Garden Corp. for common stock of the Company. Under the agreement the Company acquired the customer list. Under the terms of this agreement the Company paid 1,250,000 shares of common stock valued at $212,500.

The transaction was accounted for as a business acquisition. In accordance with generally accepted accounting principles, intangible assets are recorded at fair values as of the date of the transaction. The Company has preliminarily allocated the $212,500 consideration paid to the acquired assets as follows:

Cash	100
Intangible assets, customer list	212,400
Fair value acquired	$212,500

Intangible assets with estimated useful lives are amortized over a 5 year period.

Amendment 1 to Form 8-K Dated April 29, 2013 filed on July 9, 2013

Report of Independent Registered Public Accounting Firm, page 1

13. We note that your independent auditors’ report refers to your related statement of operations, stockholders’ equity and cash flows for the period then ended April 24, 2013. We further note from pages 3 through 5 that you include the financial statements for the period from April 9, 2013 (date of inception) through April 24, 2013. Please have your auditor revise its report to clarify that its report refers to the related statement of operations, stockholders’ equity and cash flows for the period from April 9, 2013 (date of inception) through April 24, 2013. Refer to the guidance in Public Company Accounting Oversight Board Auditing Standard No. 1 and Rule 2-02 of Regulation S-X.

Company response: The Company’s auditor has revised its report in compliance with the comment. Please see exhibit 23.2

14. Please amend this Form 8-K to provide the pro forma financial statements required by Rule 8-05 of Regulation S-X. As appropriate, please also amend the Form S-1 to include the pro forma financial statements.

Company response: The Company has amended the Form S-1, and will promptly amend the Form 8-K, to include the referenced pro forma financial statements.

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo